ENTERTAINMENT ARTS RESEARCH, INC.

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

	June 30 2021	December 31 2020
Assets

Current Assets
Cash and cash equivalents	$16,695	$-
Accounts Receivable	44,874	-
Inventory	178,793	-
Deposit	-	-
Total Current Assets	240,362	-

Intangible Assets-Goodwill-Technology License	509,000	509,000
Investment in Betta4uBrands	11,734,389	-
Investments in FoodTV and Sports Entertainment Network	500,000	-

Total Assets	12,983,751	509,000

Liabilities
Accrued Derivative	8,117	8,117
Accounts Payable	287,695	60,924
Notes Payable	283,300	283,300
Stock Payable	12,234,389	-
Convertible Notes Payable-Net of Discount	10,369	10,369
Total Liabilities	12,823,870	362,710

Stockholders' Equity
Common Stock, 200,000,000 authorized 56,450,220 and 51,303,133 issued and outstanding @$.00001 respectively	563	512
Common Stock B, 50,000,000 authorized, 25,200,000 and 5,200,000 issued and outstanding @$.00001 respectively	252	52
Preferred Stock A 200,000,000 authorized and 7,565,011 and 7,663,010 shares issued @ $.00001 par value, respectively	76	77
Preferred Stock B, 25,000,000 shares authorized, 17,237,900 and 2,237,900 issued and outstanding shares @$.00001 respectively	172	22
Preferred Stock, D 25,000,000 shares authorized 25,000,000 and 17,000,000 issued and outstanding shares issued @ $.00001 respectively	250	170
Additional Paid in Capital	10,597,027	10,477,077
Retained Earnings (Deficit)	(10,438,459)	(10,331,620)
Total Stockholders' Equity	159,881	146,290

Total Liabilities and Stockholders' Equity	$12,983,751	$509,000

See accompanying notes to these financials.

ENTERTAINMENT ARTS RESEARCH, INC.

STATEMENT OF OPERATIONS

(UNAUDITED)

	Six Months Ended		Three Months Ended
	June 30 2021	June 30 2020	June 30 2021	June 30 2020

Total Revenue	$254,636	$-	$254,636	$-

Cost of goods sold	263,568	-	263,568	-

Gross Profit	(8,932)	-	(8,932)	-

Expenses
Investor Relations	-	-	-	-
Marketing	316	-	316	-
General and Administrative	97,591	-	97,161	-
Total operating expenses	97,907	-	97,477	-

Loss from operations	(106,839)	-	(106,409)	-
Loss (Gain) on Derivatives	-	-	-	-
Amortization of Deferred Costs	-	-	-	-

Profit (Loss)	$(106,839)	$-	$(106,409)	$-

See accompanying notes to these financials.

ENTERTAINMENT ARTS RESEARCH, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE THREE MONTHS ENDED JUNE 30, 2021

	Common Stock		Common Stock B		Preferred Stock A		Preferred Stock B		Preferred Stock D
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity

Balance March 31, 2021	74,842,057	747	25,200,000	252	7,565,011	76	17,237,900	172	25,000,000	250	10,476,843	(10,332,050)	146,290

Common Stock issued	12,000,000	120	-	-	-	-	-	-	-	-	119,880	-	-
Common Stock cancelled	(30,391,837)	(304)	-	-	-	-	-	-	-	-	304	-	-
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(106,409)	-

Balance June 30, 2021	56,450,220	563	25,200,000	252	7,565,011	76	17,237,900	172	25,000,000	250	10,597,027	(10,438,459)	159,881

See accompanying notes to these financials.

ENTERTAINMENT ARTS RESEARCH, INC.

STATEMENT OF CASH FLOWS

	For the six months ended June 30, 2021	For the six months ended June 30, 2020

Net income (Loss)	$(106,839)	$-

Stock issued	-
Derivative	-	-
Accounts Receivable	(44,874)	-
Inventory	(178,793)	-
Accounts Payable and accrued expenses	226,771	-
Amortization of Note Discount		-
		-
Net cash provided by operating activities	(103,735)

Cash flow from Investing activities

Cash flow from Financing Activities	120,430	-
Proceeds from notes	-	-
Contributions	-	-
Reduction of Debt	-	-
Net cash provided by investing and financing activities	120,430	-

Net increase (decrease) in cash	16,695	-
Cash - beginning	-	-
Cash - ending	$16,695	$-

See accompanying notes to these financials.

ENTERTAINMENT ARTS RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2021

(Unaudited)

Company Overview and History

Entertainment and Arts Research, Inc. (the “Company”) was incorporated under the laws of the state of Nevada on March 19, 1999 as a real estate rental corporation under the name Property Investors Ventures, Inc. On November 24, 2008, the company effectuated a reverse merger and changed its name to Entertainment and Arts Research, Inc.

On 4 January 2021, the company issued preferred stock which resulted in a change of control and management. (see the disclosure of change of control). The company continues to develop virtual reality applications and software but will now diversify into streaming media channels and packaged consumer goods in the beverage space. This diversification and growth by acquisition strategy will allow the company to generate immediate revenue from existing consumer brands that will in turn be supported by owned media, with content generation to market and advertise our brands.

Our mailing address is Entertainment Arts Research Inc., 19109 West Catawba Ave, Suite 200, Cornelius, NC 28031 and our telephone number is (980) 999-0270. The company website address is www.earigroup.com

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The Company specifically derives income from the following:

1.Virtual Reality Application design development, contract for services.

2.Business Consulting Services

3.Streaming Media Channels and Advertising

For the period June 30 31 to June 30, 2021, there was $254,636 in total revenue.

Fair Value of Financial Instruments

The Company applies the accounting guidance under Financial Accounting Standards Board (“FASB”) ASC 820-10, “Fair Value Measurements”, as well as certain related FASB staff positions. This guidance defines fair value as the price that would be received from m selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact business and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The guidance also establishes a fair value hierarchy for measurements of fair value as follows:

•Level 1 - quoted market prices in active markets for identical assets or liabilities.

•Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's financial instruments consist of accounts payable, accrued expenses, notes payable, notes payable - related party, loan payable - related party, convertible notes payable, convertible notes payable - related party and deferred rent payable. The carrying amount of the Company's financial instruments approximates their fair value as of December 31, 2019 and December 31, 2020, due to the short-term nature of these instruments.

The Company accounts for its derivative liabilities, at fair value, on a recurring basis under level 3.

Embedded Conversion Features

The Company evaluates embedded conversion features within convertible debt under ASC 815 “Derivatives and Hedging” to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If the conversion feature does not require derivative treatment under ASC 815, the instrument is evaluated under ASC 470-20 “Debt with Conversion and Other Options” for consideration of any beneficial conversion features.

Derivative Financial Instruments

Fair value accounting requires bifurcation of embedded derivative instruments such as conversion features in convertible debt or equity instruments, and measurement of their fair value for accounting purposes. In determining the appropriate fair value, the Company uses the Black-Scholes option-pricing model. In assessing the convertible debt instruments, management determines if the convertible debt host instrument is conventional convertible debt and further if there is a beneficial conversion feature requiring measurement. If the instrument is not considered conventional convertible debt, the Company will continue its evaluation process of these instruments as derivative financial instruments.

Once determined, derivative liabilities are adjusted to reflect fair value at each reporting period end, with any increase or decrease in the fair value being recorded in results of operations as an adjustment to fair value of derivatives. In addition, the fair value of freestanding derivative instruments such as warrants, are also valued using the Black-Scholes option-pricing model.

Beneficial Conversion Feature

For conventional convertible debt where the rate of conversion is below market value, the Company records a "beneficial conversion feature" ("BCF") and related debt discount.

When the Company records a BCF, the relative fair value of the BCF is recorded as a debt discount against the face amount of the respective debt instrument (offset to additional paid in capital) and amortized to interest expense over the life of the debt.

Debt Issue Costs and Debt Discount

The Company may record debt issue costs and/or debt discounts in connection with raising funds through the issuance of debt. These costs may be paid in the form of cash, or equity (such as warrants). These costs are amortized to interest expense over the life of the debt. If a conversion of the underlying debt occurs, a proportionate share of the unamortized amounts is immediately expensed.

Stock-Based Compensation - Non Employees

Equity Instruments Issued to Parties Other Than Employees for Acquiring Goods or Services

The Company accounts for equity instruments issued to parties other than employees for acquiring goods or services under guidance of Sub-topic 505-50 of the FASB Accounting Standards Codification (“Sub- topic 505-50”).

Pursuant to ASC Section 505-50-30, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur. If the Company is a newly formed corporation or shares of the Company are thinly traded the use of share prices established in the Company’s most recent private placement memorandum (“PPM”), or weekly or monthly price observations would generally be more appropriate than the use of daily price observations as such shares could be artificially inflated due to a larger spread between the bid and asked quotes and lack of consistent trading in the market.

The fair value of share options and similar instruments is estimated on the date of grant using a Black- Scholes option-pricing valuation model. The ranges of assumptions for inputs are as follows:

•Expected term of share options and similar instruments: Pursuant to Paragraph 718-10- 50-2(f)(2)(i) of the FASB Accounting Standards Codification the expected term of share options and similar instruments represents the period of time the options and similar instruments are expected to be outstanding taking into consideration of the contractual term of the instruments and holder’s expected exercise behavior into the fair value (or calculated value) of the instruments. The Company uses historical data to estimate holder’s expected exercise behavior. If the Company is a newly formed corporation or shares of the Company are thinly traded the contractual term of the share options and similar instruments is used as the expected term of share options and similar instruments as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term.

•Expected volatility of the entity’s shares and the method used to estimate it. Pursuant to ASC Paragraph 718-10-50-2(f)(2)(ii) a thinly-traded or nonpublic entity that uses the calculated value method shall disclose the reasons why it is not practicable for the Company to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index. The Company uses the average historical volatility of the comparable companies over the expected contractual life of the share options or similar instruments as its expected volatility. If shares of a company are thinly traded the use of weekly or monthly price observations would generally be more appropriate than the use of daily price observations as the volatility calculation using daily observations for such shares could be artificially inflated due to a larger spread between the bid and asked quotes and lack of consistent trading in the market.

•Expected annual rate of quarterly dividends. An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends. The expected dividend yield is based on the Company’s current dividend yield as the best estimate of projected dividend yield for periods within the expected term of the share options and similar instruments.

•Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the expected term of the share options and similar instruments.

Pursuant to ASC paragraph 505-50-25-7, if fully vested, non-forfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. A grantor shall recognize the equity instruments when they are issued (in most cases, when the agreement is entered into). Whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity under the requirements of paragraph 505- 50-45-1) depends on the specific facts and circumstances. Pursuant to ASC paragraph 505-50-45-1, a grantor may conclude that an asset (other than a note or a receivable) has been received in return for fully vested, non- forfeitable equity instruments that are issued at the date the grantor and grantee enter into an agreement for goods or services (and no specific performance is required by the grantee in order to retain those equity instruments). Such an asset shall not be displayed as contra-equity by the grantor of the equity instruments. The transferability (or lack thereof) of the equity instruments shall not affect the balance sheet display of the asset. This guidance is limited to transactions in which equity instruments are transferred to other than employees in exchange for goods or services. Section 505-50-30 provides guidance on the determination of the measurement date for transactions that are within the scope of this Subtopic.

Pursuant to Paragraphs 505-50-25-8 and 505-50-25-9, an entity may grant fully vested, non-forfeitable equity instruments that are exercisable by the grantee only after a specified period of time if the terms of the agreement provide for earlier exercisability if the grantee achieves specified performance conditions. Any measured cost of the transaction shall be recognized in the same period(s) and in the same manner as if the entity had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with, or using, the equity instruments. A recognized asset, expense, or sales discount shall not be reversed if a share option and similar instrument that the counterparty has the right to exercise expires unexercised.

Pursuant to ASC paragraph 505-50-30-S99-1, if the Company receives a right to receive future services in exchange for unvested, forfeitable equity instruments, those equity instruments are treated as unissued for accounting purposes until the future services are received (that is, the instruments are not considered issued until they vest). Consequently, there would be no recognition at the measurement date and no entry should be recorded.

Cash and Cash Equivalents

$16,695 at June 30, 2021.

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

$44,874 at June 30, 2021.

The Company bases its allowance for doubtful accounts on estimates of the creditworthiness of customers, analysis of delinquent accounts, payment histories of its customers and judgment with respect to the current economic conditions. The Company generally does not require collateral. The Company believes the allowances are sufficient to cover uncollectible accounts. The Company reviews its accounts receivable aging on a regular basis for past due accounts and writes off any uncollectible amounts against the allowance.

Inventory

$178,793 at June 30, 2021

Inventory is stated at the lower of cost or market. Cost is principally determined by using the average cost method that approximates the First-In, First-Out (FIFO) method of accounting for inventory. Inventory consists of raw materials as well as finished goods held for sale. The Company's management monitors the inventory for excess and obsolete items and makes necessary valuation adjustments when required. The Company is in the process of pricing and ordering Inventory.

Property and Equipment

None at June 30, 2021

Property and equipment is recorded at cost less accumulated depreciation. Replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Impairment of Long-Lived Assets

None at 30 June 2021

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate the book value of the assets may not be recoverable. In accordance with Accounting Standards Codification ("ASC") 360-10-35-15 Impairment or Disposal of Long-Lived Assets, recoverability is measured by comparing the book value of the asset to the future net undiscounted cash flows expected to be generated by the asset.

Going Concern

The ability of the Company to continue as a going concern is dependent on management's plans, which includes implementation of its business plan and continuing to raise funds through debt or equity raises. The Company will likely continue to rely upon related-party debt or equity financing to ensure the continuing existence of the business. The Company is in the process of concluding acquisitions that generate revenue in the global consumer goods market.

On January 15, 2021, the Company entered into a Stock Purchase Agreement with Biznet Worldwide Ventures Inc. to acquire Streetbeatz Brands Inc (A Wyoming Corporation) along with their holdings, Foody TV Acquisitions of Florida Inc and Sports & Entertainment TV for $250,000 and 5 million common shares of EARI. The company plans to fund Streetbeatz Brands Inc with $250,000 over a 12-month period and in return, will receive 25% of all profits that are generated.

On June 1, 2021, the Issuer executed a Stock Purchase Agreement to acquire 100% of the issued and outstanding Common and Series A Preferred Stock, which represents the controlling interest, of Betta4u Brands Inc., a Delaware corporation, for the issuance 32 million new shares of common stock and payment of $250 thousand USD cash in tranches as it brings in new funding. The Issuer has not yet issued the common stock that is part of the consideration for the acquisition. Betta4u Brands Inc., owns and operates Neo Water, Tickle Water, Zegen Company, Fury Beverages LLC and Rhino Spirits LLC

Prepaid Expenses and Other Assets

None

Loans payable

At September 30, 2017 the note payable shown on the balance sheet of $283,300 is comprised of $48,000 plus $235,300 discussed above. The Company calculated a derivative liability using the black shoes module using a volitivity rate of 198% and a risk-free interest rate of .017% which resulted in a liability of $8,117. On January 12, 2021, a judgement was filed and approved for $206,000 from funds that were accepted by the company on June 2, 2015. The company has entered into an interim agreement with a funding group to acquire this note once the judgement has been vacated.

The company has secured funding commitments and is currently negotiating with several investment groups to restructure all outstanding loan notes and finance required for working capital.

Equity

Preferred and Common Stock For the period ending June 30, 2021 issued and outstanding.

Common Stock, 700,000,000 authorized 56,450,220 issued and outstanding.

Common Stock B, 50,000,000 authorized, 25,200,000 issued and outstanding.

Preferred Stock A, 200,000,000 authorized and 7,565,011 shares issued and outstanding.

Preferred Stock B, 25,000,000 shares authorized, 17,237,900 issued and outstanding.

Preferred Stock D, 25,000,000 shares authorized, 25,000,000 issued and outstanding.

Subsequent Events

None